FORM 4

    (   )  Check this box if no longer
           subject to Section 16.  Form 4
           or Form 5 obligations may continue.
           See Instruction 1(b).

      U.S. SECURITIES AND EXCHANGE COMMISSION       _____________________
              WASHINGTON, D.C.  20549              |   OMB APPROVAL      |
    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP   |_____________________|
                                                   |OMB NUMBER: 3235-0287|
                                                   |EXPIRES:             |
                                                   | SEPTEMBER 30, 1998  |
    Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
      Securities Exchange Act of 1934,             |BURDEN HOURS         |
     Section 17(a) of the Public Utility           |PER RESPONSE 0.5     |
       Holding Company Act of 1935                 |_____________________|
    or Section 30(f) of the Investment
           Company Act of 1940
   ____________________________________________________________________________
   1. Name and Address of Reporting Person

      DEL-LPL Limited Partnership
      c/o LaSalle Partners Incorporated
      200 East Randolph Drive
      Chicago, IL 60601
   ____________________________________________________________________________
   2. Issuer Name and Ticker or Trading Symbol

      LaSalle Partners Incorporated, LAP
   ____________________________________________________________________________
   3. IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON (VOLUNTARY)

   ____________________________________________________________________________
   4. Statement for Month/Year

      9/97
   ____________________________________________________________________________
   5. If Amendment, Date of Original (Month/Year)

   ____________________________________________________________________________
   6. Relationship of reporting person to Issuer (Check all applicable)
    ( ) DIRECTOR
    (X) 10% OWNER
    ( ) OFFICER (GIVE TITLE BELOW)
    ( ) OTHER (SPECIFY TITLE BELOW)

   ____________________________________________________________________________
   7. Individual, or Joint/Group Filing (Check all applicable)
    ( ) Form filed by One Reporting Person
    (X) Form filed by More than One Reporting Person

   ===========================================================================
   TABLE I
   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
   ____________________________________________________________________________
   1. Title of Security (Instr. 3)

      Common Stock, par value $.01 ("Common Stock")
   ____________________________________________________________________________
   2. Transaction Date(s) (Month/Day/Year)

      (i)   September 2, 1997
      (ii)  September 2, 1997
   ____________________________________________________________________________
   3. Transaction Code (Instr. 8)

       (i)   J, see footnote (1) to this form
       (ii)  J, see footnote (3) to this form
   ____________________________________________________________________________
   4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)

      (i)  189,019 shares of Common Stock, D, see footnote (1) to this form
      (ii)  33,356 shares of Common Stock, D, see footnote (3) to this form
   ____________________________________________________________________________
   5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)

      (i)    4,966,785, see footnote (2) to this form
     (ii)      876,492, see footnote (4) to this form
     (iii)  1,200,186, see footnote (5) to this form
   ____________________________________________________________________________
   6. Ownership Form: Direct(D) or Indirect(I) (Instr. 4)

      (i)    see footnote (2) to this form
     (ii)   see footnote (4) to this form
     (iii)  see footnote (5) to this form
   ____________________________________________________________________________
   7. Nature of Indirect Beneficial Ownership (Instr. 4)

      (i)    see footnote (2) to this form
     (ii)   see footnote (4) to this form
     (iii)  see footnote (5) to this form
   ____________________________________________________________________________
   Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
   ============================================================================
   TABLE II
   Derivative Securities Acquired, Disposed of, or Beneficially Owned
   (e.g., Puts, Calls, Warrants, Options, Convertible securities)
   ____________________________________________________________________________
   1. Title of Derivative Security (Instr. 3)

       Not applicable
   ____________________________________________________________________________
   2. Conversion or Exercise Price of Derivative Security

   ____________________________________________________________________________
   3. Transaction Date (Month/Day/Year)

   ____________________________________________________________________________
   4. Transaction Code (Instr. 8)

   ____________________________________________________________________________
   5. Number of Derivative Securities Acquired (A) or Disposed of (D)
      (Instr. 3, 4, and 5)

   ____________________________________________________________________________
   6. Date Exercisable and Expiration Date (Month/Day/Year)

   ____________________________________________________________________________
   7. Title and Amount of Underlying Securities (Instr. 3 and 4)

   ____________________________________________________________________________
   8. Price of Derivative Securities (Instr. 5)

   ____________________________________________________________________________
   9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)

   ____________________________________________________________________________
   10. Ownership Form of Derivative Security: Direct(D) or Indirect(I)
      (Instr. 4)

   ____________________________________________________________________________
   11. Nature of Indirect Beneficial Ownership (Instr. 4)

   ____________________________________________________________________________
   EXPLANATION OF RESPONSES:

   Reporting Person(s): DEL-LPL Limited Partnership and the other parties set forth on the signature pages of this Form 4.

   Footnotes to Form 4

   (1) On September 2, 1997, DEL-LPL Limited Partnership, a Delaware limited partnership ("DEL-LPL"), pursuant to the terms of the DEL-LPL partnership agreement, distributed 189,019 of the shares of Common Stock held by DEL-LPL to two partners of DEL-LPL in redemption of a portion of such partners' interests in DEL-LPL. Each of the individuals reporting on this form is a director of the issuer and is a partner, or is the sole owner of a corporation which is a partner, of DEL-LPL. Each of the individuals reporting on this form is also a member of the Management Committee of DEL-LPL. Messrs. Scott, Spoerri and Sullivan are the Chairman and Chief Executive Officer, President and Chief Operating Officer, and Executive Vice President and Chief Financial Officer, respectively, of the issuer. Messrs. Cummings, Esler, Rose and Webb and Ms. Thurber are officers of subsidiaries of the issuer. This transaction is being jointly reported by DEL-LPL and the individuals reporting on this form.

   (2) The amount shown consists of the total number of shares of Common Stock owned by DEL-LPL, as permitted pursuant to Instruction 4(b)(iv) to this form. Each of the individuals reporting on this form disclaims beneficial ownership of the respective shares of Common Stock owned by DEL-LPL in which he or she has no pecuniary interest pursuant to the
   Section 16 rules.

   (3) On September 2, 1997, DEL-LPAML Limited Partnership, a Delaware limited partnership ("DEL-LPAML"), pursuant to the terms of the DEL-LPAML partnership agreement, distributed 33,356 of the shares of Common Stock held by DEL-LPAML to two partners of DEL-LPAML in redemption of a portion of such partners' interests in DEL-LPAML. DEL-LPAML is a member of a group which owns more than 10% of the Common Stock. Each of the individuals reporting on this form is a director of the issuer and is a partner, or is the sole owner of a corporation which is a partner, of DEL-LPAML. Each of the individuals reporting on this form is also a member of the Management Committee of DEL-LPAML. Messrs. Scott, Spoerri and Sullivan are the Chairman and Chief Executive Officer, President and Chief Operating Officer, and Executive Vice President and Chief Financial Officer, respectively, of the issuer. Messrs. Cummings, Esler, Rose and Webb and Ms. Thurber are officers of subsidiaries of the issuer. This transaction is being jointly reported by DEL-LPAML and the individuals reporting on this form.

   (4) The amount shown consists of the total number of shares of Common Stock owned by DEL-LPAML, as permitted pursuant to Instruction 4(b)(iv) to this form. Each of the individuals reporting on this form disclaims beneficial ownership of the respective shares of Common Stock owned by DEL-LPAML in which he or she has no pecuniary interest pursuant to the
   Section 16 rules.

   (5) The amount shown consists of the total number of shares of Common Stock owned by DEL/LaSalle Finance Company, L.L.C. ("Del/LaSalle"), as permitted pursuant to Instruction 4(b)(iv) to this form. Del/LaSalle is 85% owned by DEL-LPL and 15% owned by DEL-LPAML, and owns more than 10% of the Common Stock of the issuer. Each of DEL-LPL, DEL-LPAML, and the individuals reporting on this form disclaims beneficial ownership of the respective shares of Common Stock owned by DEL/LaSalle in which it, he or she has no pecuniary interest pursuant to the Section 16 rules.


   Date:  October 10, 1997
   Signature of Reporting Person:

        DEL-LPL Limited Partnership

        By:/s/ William E. Sullivan
        Name:     William E. Sullivan
        Title:    Executive Vice President

   Identities, Required Information and Signatures of Joint Filing Persons

   1.   DEL-LPAML Limited Partnership
        c/o LaSalle Partners Incorporated
        200 East Randolph Drive
        Chicago, IL 60601

        DEL-LPAML Limited Partnership

        By:/s/ William E. Sullivan
        Name:     William E. Sullivan
        Title:    Executive Vice President

   2.   DEL/LaSalle Finance Company, L.L.C.
        c/o LaSalle Partners Incorporated
        200 East Randolph Drive
        Chicago, IL 60601

        DEL/LaSalle Finance Company, L.L.C.

        By:/s/ William E. Sullivan
        Name:     William E. Sullivan
        Title:    Vice President

   3.   Stuart L. Scott
        c/o LaSalle Partners Incorporated
        200 East Randolph Drive
        Chicago, IL 60601

        /s/ Fritz E. Freidinger as Attorney-in-Fact

   4.   Robert C. Spoerri
        c/o LaSalle Partners Incorporated
        200 East Randolph Drive
        Chicago, IL 60601

        /s/ Fritz E. Freidinger as Attorney-in-Fact

   5.   William E. Sullivan
        c/o LaSalle Partners Incorporated
        200 East Randolph Drive
        Chicago, IL 60601

        /s/ Fritz E. Freidinger as Attorney-in-Fact

   6.   Daniel W. Cummings
        c/o LaSalle Partners Incorporated
        200 East Randolph Drive
        Chicago, IL 60601

        /s/ Fritz E. Freidinger as Attorney-in-Fact

   7.   Charles K. Esler, Jr.
        c/o LaSalle Partners Incorporated
        200 East Randolph Drive
        Chicago, IL 60601

        /s/ Fritz E. Freidinger as Attorney-in-Fact

   8.   M. G. Rose
        c/o LaSalle Partners Incorporated
        200 East Randolph Drive
        Chicago, IL 60601

        /s/ Fritz E. Freidinger as Attorney-in-Fact

   9.   Lynn C. Thurber
        c/o LaSalle Partners Incorporated
        200 East Randolph Drive
        Chicago, IL 60601

        /s/ Fritz E. Freidinger as Attorney-in-Fact

   10.  Earl E. Webb
        c/o LaSalle Partners Incorporated
        200 East Randolph Drive
        Chicago, IL 60601

        /s/ Fritz E. Freidinger as Attorney-in-Fact

   _____________________________

 INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL


 CRIMINAL VIOLATIONS.  SEE 18 U.S.C. 1001 AND 15 U.S.C. 78FF(A).